Hylsamex
Mexico's Steel

HYLSAMEX Provides Preliminary Figures for Shipments, Revenue and EBITDA Generation for the Second Quarter of 2004

MONTERREY, MEXICO, July 6, 2004 – HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxCPO) announced today that preliminary figures for shipments, revenues and EBITDA generation for the second quarter ending June 30, 2004, were 787 thousand tons, US$589 million (Ps.6,688 million) and US$222 million (Ps.2,521 million), respectively. Improved steel prices, sustained volumes and relatively stable costs are behind the numbers presented above. Supported by the operating figures, the debt, net of cash, decreased from US$962 million at the end of 1Q04 to US$867 million at the end of 2Q04.

Hylsamex S.A. de C.V.
US$ Million & Thousand Tons

				Six Months	
	2Q04	1Q04	2Q03	2004	2003
Revenue	589	461	369	1,050	724
EBITDA	222	110	45	332	95
Shipments	787	788	706	1,575	1,429

This press release contains forward-looking statements that have been prepared on management's best estimates and external data. These assumptions involve judgments with respect to, among other things, future economic, competitive and financial market conditions and future business decisions, all of which are difficult or impossible to predict accurately. Hylsamex does not assume any responsibility for the accuracy of this forward-looking information.

###

For more information contact:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

dw 7/14

Hylsa mex
El Acero de México®

HYLSAMEX Anuncia Cifras Preliminares de Embarques, Ingreso de Ventas y Generación EBITDA para el Segundo Trimestre de 2004

MONTERREY, MEXICO, Julio 6, 2004 – HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxCPO) anunció el día de hoy que las cifras preliminares de embarques, ingreso de ventas y generación EBITDA para el segundo trimestre que terminó el 30 de junio de 2004 alcanzaron 787 miles de toneladas, US$589 millones (Ps.6,688 millones) y US$222 millones (Ps.2,521 millones), respectivamente. Mejores precios del acero, volúmenes sostenidos y costos relativamente estables explican las cifras mencionadas. Apoyada por las cifras operativas, la deuda neta de caja disminuyó de US$962 millones al final del 1T04 a US$867 millonesal final del 2T04.

Hylsamex S.A. de C.V.
Millones de dólares & Miles de Toneladas

				Seis Meses	
	2T04	**1T04**	**2T03**	**2004**	**2003**
Ingresos	589	461	369	1,050	724
EBITDA	222	110	45	332	95
Embarques	787	788	706	1,575	1,429

Este comunicado contiene aseveraciones acerca del futuro preparadas por la administración, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

###

Para información adicional:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

EMISNET

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: EVENTORE.ens

Longitud del sobre: 6354 bytes.

Fecha de recepcion: Jul 6 2004 7:46:38:560AM.

Folio de recepcion: 54882.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
eventore.bmv	1	Eventos Relevantes

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

Eventos Relevantes de HYLSAMEX, S.A. DE C.V.



Fecha de Recepción en BMV: 2004-07-06 07:46:00.0

Prefijo:
EVENTORE

Clave Cotización:
HYLSAMX

Fecha:
6/7/2004

Razón Social:
HYLSAMEX, S.A. DE C.V.

Lugar:
SAN NICOLAS DE LOS GARZA, NUEVO LEON

Asunto:
HYLSAMEX Anuncia Cifras Preliminares de Embarques, Ingreso de Ventas y Generación EBITDA para el Segundo Trimestre de 2004

Eventos Relevantes:
HYLSAMEX Anuncia Cifras Preliminares de Embarques, Ingreso de Ventas y Generación EBITDA para el Segundo Trimestre de 2004

MONTERREY, MEXICO, Julio 6, 2004 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxCPO) anunció el día de hoy que las cifras preliminares de embarques, ingreso de ventas y generación EBITDA para el segundo trimestre que terminó el 30 de junio de 2004 alcanzaron 787 miles de toneladas, US$589 millones (Ps.6,688 millones) y US$222 millones (Ps.2,521 millones), respectivamente. Mejores precios del acero, volúmenes sostenidos y costos relativamente estables explican las cifras mencionadas. Apoyada por las cifras operativas, la deuda neta de caja disminuyó de US$962 millones al final del 1T04 a US$867 millones al final del 2T04.

Hylsamex, S.A. de C.V.
Millones de dólares & Miles de Toneladas

				Seis Meses	
	2T04	1T04	2T03	2004	2003
Ingresos	589	461	369	1,050	724
EBITDA	222	110	45	332	95
Embarques	787	788	706	1,575	1,429

Este comunicado contiene aseveraciones acerca del futuro preparadas por la

administración, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

Para información adicional:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

Mercado Exterior: